June 30, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Ms. Beech and Mr. King:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 29, 2022, regarding the Company’s Third Amendment to the Registration Statement on Form S-4 filed with the Commission on June 23, 2022 (“Amendment No. 3”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Amendment No. 3 to Registration Statement on Form S-4 filed June 23, 2022

Debt Financing and Equity Commitments, page 35

1. We note your response to prior comment 2. Notwithstanding the lack of affiliation, please confirm that the open market purchases you describe are consistent with Tender Offers and Schedules Question 166.01, located at our web-site. If not, tell us how they are appropriate under Rule 14e-5.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and the PIPE and Backstop Investor entered into a side letter agreement, dated June 30, 2022, which removed the option for the PIPE and Backstop Investor to purchase shares in the open market. The Company has revised its disclosure on pages 36, 140, 167, 278, 311, F-20, and F-29 of Amendment No. 4.

Regulatory Approvals, page 38

2. We note your disclosure about regulatory approvals. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 4. In addition, we note that the Chairman of the Company’s Board is a non-U.S. person, and an investor with 6.7% beneficial ownership interest in CHW is incorporated in Ontario, Canada. An officer of Wag! and an officer of a Wag! subsidiary are non-U.S. persons as well.

General

3. With a view to understanding the new lock-up provision in the Proposed Bylaws for which you are seeking advisory approval pursuant to proposal 4E, clarify the group of stockholders impacted by the provision and the Lock-Up Agreement, by addressing the following:

•	Throughout your filing where you state that the new lock-up provision would apply to "certain" stockholders of New Wag!, clarify, if true, that it will not apply to all public CHW stockholders who receive shares of New Wag! common stock pursuant to the business combination. In this regard, we note your disclosure in Section 39 of Annex C that the lock-up provision applies to "former holders of capital stock of Wag Labs, Inc.," but your disclosure on page 314 suggests the provision is not limited to former holders of Wag! capital stock. Revise for consistency;

•	State the percentage of the total outstanding shares of New Wag! that would be locked up as a result of this provision and the Lock-Up Agreement and specify the length of time;

•	Add risk factor disclosure addressing the impact on New Wag!'s stock price if all shares are locked up, the potential impact on redemptions, and whether the lock-up would impact New Wag!'s ability to list its shares on Nasdaq. Refer to Nasdaq Listing Rule 5505(a)(3)(ii); and

•	Describe any negotiations relating to the addition of this lock-up provision in the Background of the Business Combination section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98, 102, 140, 142, 159, 169, 170, 172, 186, 189, 191, and 192 of Amendment No. 4. The Company respectfully advises that it does not believe the lock-up provisions of the Proposed Bylaws will have any material impact on redemptions.

4. We note that Chardan was an underwriter for the initial public offering of the SPAC and it is advising/has advised on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for the SPAC’s initial public offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that neither Chardan nor any other financial advisor have ceased or otherwise terminated their involvement in the transaction and Chardan continues to be entitled to the deferred underwriting compensation owed to Chardan for the SPAC’s initial public offering. The Company has revised the disclosure on page 140 of Amendment No. 4.

Sincerely,

By:	/s/ Mark Grundman
Name: Mark Grundman
Title: Co-Chief Executive Officer, CHW Acquisition Corporation